Exhibit 11.1

InflaRx N.V.

Statement of Policy Concerning Trading in Company Securities

V5 revised and adopted December 11, 2024

I.	SUMMARY OF POLICY CONCERNING TRADING IN COMPANY SECURITIES

This Insider Trading Policy (the “Policy”) provides InflaRx N.V.’s and its subsidiaries’ (collectively, the “Company”) guidelines that it will, without exception, comply with all applicable laws and regulations in conducting its business. Each employee, officer and each director is expected to abide by this Policy. When carrying out Company business, employees and directors must avoid any activity that violates applicable laws or regulations. In order to avoid even an appearance of impropriety, the Company’s directors, officers and certain other employees are subject to pre-approval requirements and other limitations on their ability to enter into transactions involving the Company’s securities. Although these limitations do not apply to transactions pursuant to written plans for trading securities that comply with Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), the entry into, amendment or termination of any such written trading plan is subject to pre-approval requirements and other limitations.

II.	THE USE OF INSIDE INFORMATION IN CONNECTION WITH TRADING IN SECURITIES

A.	General Rule

U.S. and securities laws concerning insider trading apply to trading in securities of the Company. Securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. Securities laws give the Company, its officers, directors, and other employees (collectively, “Insiders”) the responsibility to ensure that information about the Company is not used unlawfully in the purchase and sale of securities.

All employees, officers and directors should pay particularly close attention to the laws against trading on “inside” information. These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if an employee, officer or a director of a company knows material non-public financial information, that employee, officer or director is prohibited from buying or selling shares in the company until the information has been disclosed to the public. This is because the employee, officer or director knows information that will possibly cause the share price to change, and it would be unfair for such employee, officer or director to have an advantage (knowledge that the share price will change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

The general rule can be stated as follows: It is a violation of applicable securities laws for any person, including Insiders, to buy or sell securities if he or she is in possession of material inside information. This includes orders for purchases and sales of shares and convertible securities, either directly or indirectly, and for one’s own account or the account of another person, including the exercise of options and the exercise of similar rights to securities under any employee equity or share plan. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. It is inside information if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis.

Furthermore, it is illegal for any person in possession of material inside information, including Insiders, to provide other people with such information or to recommend that they buy or sell the securities (this is called “tipping”). In that case, they may both be held liable. The prohibition not to provide other people with material inside information does not apply if such information is disclosed in the normal course of employment, profession or duties and the recipient of the material inside information has an obligation of confidentiality. Furthermore, every Insider who has material inside information is prohibited from recommending or inducing another person to trade in the Company’s securities.

The U.S. Securities and Exchange Commission (the “SEC”), the stock exchanges and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the Insider to criminal fines up to three times the profits earned and imprisonment up to ten years, in addition to civil penalties (up to three times of the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject ‘controlling persons’ to civil penalties for illegal insider trading by employees, including employees located outside the United States. Controlling persons include directors, officers, and supervisors. These persons may be subject to fines up to the greater of $1,000,000 or three times profit (or loss avoided) by the trading Insider.

Inside information does not belong to the individual directors, officers or other employees who may handle it or otherwise become knowledgeable about it. It is an asset of the Company. For any person to use such information for personal benefit or to disclose it to others outside the Company violates the Company’s interests. More particularly, in connection with trading in the Company’s securities, it is a fraud against members of the investing public and against the Company.

B.	Definition of Material Nonpublic Information

Material Information: Information is considered “material” if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. Any information that could be expected to affect a company’s stock/share price, whether it is positive or negative, should be considered material. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

●	Projections of future earnings or losses, or other earnings guidance;

●	Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

●	A pending or proposed merger, acquisition or tender offer;

●	A pending or proposed acquisition or disposition of a significant asset;

●	A pending or proposed joint venture;

●	A Company restructuring;

●	Significant related party transactions;

●	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

●	Bank borrowings or other financing transactions out of the ordinary course;

●	The establishment of a repurchase program for Company securities;

●	A change in the Company’s pricing or cost structure;

●	Major marketing changes;

●	A change in management;

●	A change in auditors or notification that the auditor’s reports may no longer be relied upon;

●	Development of a significant new product, process, or service;

●	Pending or threatened significant litigation, or the resolution of such litigation;

●	Impending bankruptcy or the existence of severe liquidity problems;

●	The gain or loss of a significant customer or supplier;

●	Significant cybersecurity incidents; and

●	The imposition of a ban on trading in the Company’s securities.

If you are unsure whether information is material, you should either consult the Chief Executive Officer or the Chief Financial Officer of the Company or his or her designee before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend trading in securities to which that information relates or assume that the information is material.

When Information is Considered Public: Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the Dow Jones “broad tape,” newswire services, a broadcast on widely- available radio or television programs, publication in a widely-available newspaper, magazine or news website, or public disclosure documents filed with the SEC that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the second day in which financial markets are open for trading (a “Business Day”) after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, you should not trade in Company securities until Thursday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material nonpublic information.

C.	Who Does the Policy Apply To?

The prohibition against trading on inside information applies to directors, officers, all other employees, and to other people who gain access to that inside information. The prohibition applies to both domestic and international employees of the Company and its subsidiaries. Because of their access to confidential information on a regular basis, this Policy subjects its directors, officers and certain employees (the “Window Group”) to additional restrictions on trading in Company securities. The restrictions for the Window Group are discussed in Section G below. In addition, directors, officers and certain employees with inside knowledge of material information may be subject to ad hoc restrictions on trading from time to time.

D.	Other Companies’ Stock.

It is the policy of the Company that no director, officer or other employee of the Company (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, or that is involved in a potential transaction or business relationship with the Company, may trade in that company’s securities until the information becomes public or is no longer material.

E.	Hedging and Derivatives.

Insiders are prohibited from engaging in any hedging transactions (including transactions involving options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of the Company’s equity securities.

Trading in options or other derivatives is generally highly speculative and very risky. People who buy options are betting that the share price will move rapidly. For that reason, when a person trades in options in his or her employer’s shares, it will arouse suspicion in the eyes of the SEC that the person was trading on the basis of inside information, particularly where the trading occurs before a company announcement or major event. It is difficult for an Insider to prove that he or she did not know about the announcement or event.

If the SEC or the stock exchanges were to notice active options trading by an Insider prior to an announcement, they would investigate. Such an investigation could be embarrassing to the Company (as well as expensive) and could result in severe penalties and expense for the persons involved. For all of these reasons, the Company prohibits Insiders from trading in options or other securities involving the Company’s shares. This Policy does not pertain to employee share options granted by the Company. Employee share options cannot be traded.

F.	Pledging of Securities, Margin Accounts.

Pledged securities may be sold by the pledgee without the pledgor’s consent under certain conditions. For example, securities held in a margin account may be sold by a broker without the customer’s consent if the customer fails to meet a margin call. Because such a sale may occur at a time when an Insider has material inside information or is otherwise not permitted to trade in Company securities, the Company prohibits Insiders from pledging Company securities in any circumstance, including by purchasing Company securities on margin or holding Company securities in a margin account.

G.	General Guidelines.

The following guidelines should be followed in order to ensure compliance with applicable securities laws and this Policy:

1. Nondisclosure. Material inside information must not be disclosed to anyone, except to persons within the Company whose positions require them to know it.

2. Trading in Company Securities. No Insider who is aware of material nonpublic information relating to the Company may, directly, or indirectly through family members or other persons or entities place or recommend a purchase or sale of any Company securities, disclosure such material nonpublic information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company, or assist anyone engaged in the above mentioned activities. This includes orders for purchases and sales of ordinary shares, and convertible securities, including the exercise of stock options as well as derivative securities that are not issued by the Company such as exchange-traded put or call options or swaps. Any Insider who possesses material inside information should wait until the start of the third Business Day after the information has been publicly released before trading.

3. Avoid Speculation. Investing in the Company’s ordinary shares provides an opportunity to share in the future growth of the Company. But investment in the Company and sharing in the growth of the Company does not mean short range speculation based on fluctuations in the market. Such activities put the personal gain of the Insider in conflict with the best interests of the Company and its shareholders. Although this Policy does not mean that Insiders may never sell shares, the Company encourages Insiders to avoid frequent trading in Company shares. Speculating in Company shares is not part of the Company culture.

4. Trading in Other Securities. No Insider or other employee of the Company (or any other person designated as subjected to this Policy) who, in the course of working for the Company, learns of material non-public information about a company with which the Company does business, including a customer or supplier of the Company, or that is involved in a potential transaction or business relationship of the Company, may trade in that company’s securities until the information becomes public or is no longer material. For example, it would be a violation of the securities laws if an Insider learned through Company sources that the Company intended to purchase assets from a company, and then engages in trading of that company’s securities while that information is not public and is material.

5. Trading Window.

a. Trading is permitted from the start of the third Business Day following an earnings release with respect to the preceding fiscal period until 2 days before the end of the fiscal quarter (the “Window”), subject to the restrictions below;

b. all trades are subject to prior review;

c. no trading is permitted outside the Window except for reasons of exceptional personal hardship and subject to prior review by the Chief Executive Officer or Chief Financial Officer; provided that, if one of these individuals wishes to trade outside the Window, it shall be subject to prior review by the other; and

d. individuals in the Window Group are also subject to the general restrictions on all employees.

Note that at times the Company may determine that no trades may occur even during the Window when clearance is requested. No reasons may be provided and the closing of the Window itself may constitute material inside information that should not be communicated. The restrictions in this subsection 5 shall not apply to trading conducted pursuant to a pre-arranged plan under Section I below.

In this context “trade” means any sale, purchase or other act consisting of or aimed at acquiring or disposing of securities (either directly or indirectly and for one’s own account or the account of another person), including the exercise of options and the exercise of similar rights to (including depositary receipts for) securities under any employee equity or share plan. A reference to “trading” is to be construed in the same way.

This prohibition does not apply to:

e. trade in discharge of an enforceable obligation that already existed at the time the Insider became acquainted with the material inside information;

f. the acceptance of securities under a Company employee equity or share plan;

g. the exercise of options or the exercise of similar rights to (or depositary receipts for) securities under a Company employee equity or share plan, provided there is no sale of the Company’s securities to cover the exercise price or taxes or for any other reason.

H. Pre-Clearance Procedures

All transactions in the Company’s securities (including without limitation, acquisitions and dispositions of Company shares, the exercise of share options and the sale of Company shares issued upon exercise of share options, and the creation or modification of a pre-arranged trading plan) by Insiders must be pre-cleared by the Chief Executive Officer or the Chief Financial Officer of the Company or his or her designee at least two days in advance of the proposed transaction.

Clearance for trading may be delayed or denied in the discretion of these two individuals without providing any reason for such decision. Pre-cleared transactions not completed within three (3) Business Days shall again require pre-clearance under the provisions of this Policy.

Notwithstanding the pre-clearance process, it is each Insider’s responsibility to determine for himself or herself whether he or she is in possession of material inside information, and an open trading window or a pre-clearance of the trade does not absolve the Insider from criminal liability for trading on material inside information.

I. Pre-Arranged Trading Plan

Trading under a pre-arranged trading plan is not deemed a violation of this Policy, even if the Insider is in possession of material inside information at the time a trade is executed under such plan, provided that such plan meets the following conditions:

1	The Insider must enter into a binding contract or written plan with a licensed brokerage firm or other fiduciary that holds discretionary authority over the plan;

2	The plan specifies the amount, price and date on which securities are to be purchased or sold (or some formula for making such determinations);

3	The plan is established (or modified) at a time when the Insider does not possess material inside information and the Window is open;

4	The plan prohibits the Insider from later asserting any influence over any person who exercises discretion as to how, when or whether to effect the trades;

5	The plan allows for the cancellation of a transaction and/or suspension of the plan upon notice and request by the Company to the Insider if the proposed transaction fails to comply with applicable laws or would create material adverse consequences for the Company;

6	The plan may be terminated by the Insider upon prior notice to the Chief Executive Officer and Chief Financial Officer at any time;

7	The plan and any modifications thereof are approved by the Chief Executive Officer or Chief Financial Officer; and

Transactions pursuant to an approved plan will not require further pre-clearance at the time of the transaction. Notwithstanding any pre-clearance of a trading plan, the Company, its directors and its officers assume no liability for the consequences of any transaction made pursuant to such plan. The Chief Executive Officer or Chief Financial Officer may reject an Insider’s plan or a modification thereof if, in his or her sole discretion, he/she feels it will create an undue financial or administrative burden on the Company.

J. Consequences of Violations

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in possession of such information, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. Attorneys and state enforcement authorities as well as the laws of foreign jurisdictions.

Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel. Regulators have also prosecuted insider trading violations where an employee or insider has traded in the stock of another related company based on material nonpublic information learned in connection with their employment or role as an insider.

In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

	Prepared by:	Approved by:
Name	Christian Schmid, Corporate Counsel	The Board of Directors
Date	December 11, 2024	December 11, 2024
Signature	Christian Schmid, Corporate Counsel	Nicolas Fulpius, Chair

Change history of InflaRx’s Insider Trading Policy:

Version	Valid from	until	Reason for modification
V1	07 November 2017	07 August 2018	First implementation
V2	08 August 2018	03 November 2021	Revised
V3	04 November 2021	07 November 2022	Clarification of general rule
V4	08 November 2022	10 December 2024	(re-)insertion of numeration; no changes content-wise
V5	11 December 2024		Section B: definition of material nonpublic information (new); Section C & G.4: addressed shadow trading; Section J: consequences of violation (new)